Agora, Inc. Announces Changes to Board of Directors

SANTA CLARA, Calif., Dec. 30, 2022 (GLOBE NEWSWIRE) -- Agora, Inc. (NASDAQ: API) (“Agora”), a pioneer and leading platform for real-time engagement APIs, today announced a change in its board of directors. Ms. Jenny Hong Wei Lee has tendered her voluntary resignation from Agora’s board of directors due to personal reasons, effective as of today.

Mr. Steve Zhang has been appointed as a director on Agora’s board of directors and will serve as a member of the audit committee and compensation committee, effective as of today. Mr. Steve Zhang has over 30 years of experience in the global information technology industry and had served in senior executive roles at leading information technology firms in Asia and the United States.

“On behalf of the board, we sincerely thank Jenny for her dedicated service and invaluable advice to our board since joining us in 2020,” Mr. Tony Zhao, founder, chairman and CEO of Agora, commented, “We also warmly welcome Steve to join our board. With unrivalled strategic vision and business acumen in the information technology industry, we believe Steve will make a remarkable contribution to our future growth.”

About Mr. Steve Zhang

Mr. Steve Zhang has over 30 years of experience in the global information technology industry. Mr. Zhang served as Chief Executive Officer of 21Vianet Group, Inc., a leading carrier-neutral internet data center provider listed on the Nasdaq Stock Market, from October 2015 to June 2018. Mr. Zhang previously served in various senior level positions at AsiaInfo Technologies Limited, a leading provider of IT solutions and services in the telecommunications industry, from 1999 to 2014, with his last position being President and CEO from 2005. Prior to AsiaInfo, Mr. Zhang worked for ten years in various IT companies in Silicon Valley, including Sun Microsystems and Hyperion Solutions. Mr. Zhang received his master's degree in computer science from Rice University, his doctorate's degree in information science from the University of Pisa, and his bachelor's degree in science from Tsinghua University.

Safe Harbor Statements

This press release contains ‘‘forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding Agora’s financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. These forward-looking statements are based on Agora’s current expectations and involve risks and uncertainties. Agora’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to the growth of the RTE-PaaS market; Agora’s ability to manage its growth and expand its operations; the continued impact of the COVID-19 pandemic on global markets and Agora’s business, operations and customers; Agora’s ability to attract new developers and convert them into customers; Agora’s ability to retain existing customers and expand their usage of Agora’s platform and products; Agora’s ability to drive popularity of existing use cases and enable new use cases, including through quality enhancements and introduction of new products, features and functionalities; Agora’s fluctuating operating results; competition; the effect of broader technological and market trends on Agora’s business and prospects; general economic conditions and their impact on customer and end-user demand; and other risks and uncertainties included elsewhere in Agora’s filings with the Securities and Exchange Commission, including, without limitation, the final prospectus related to the IPO filed with the SEC on June 26, 2020. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and Agora undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

About Agora

Agora is a pioneer and global leader in Real-Time Engagement Platform-as-a-Service, or RTE-PaaS. Agora’s mission is to make real-time engagement ubiquitous, allowing everyone to interact with anyone, in any app, anytime and anywhere. Agora’s cloud platform provides developers with simple, flexible, and powerful application programming interfaces, or APIs, to embed real-time voice, video, interactive live-streaming, chat, whiteboard, and artificial intelligence capabilities into their applications.

For more information, please visit: www.agora.io.

Investor Contact:

Fionna Chen

investor@agora.io

Media Contact:

Timothy Gray

press@agora.io